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                               May 24, 2021

       Christopher Zosh
       Vice President of Finance
       Cleveland BioLabs, Inc.
       73 High Street
       Buffalo, New York 14203

                                                        Re: Cleveland BioLabs,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 7, 2021
                                                            File No. 333-253111

       Dear Mr. Zosh:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-4

       Material U.S. Federal Income Tax Consequences of the Merger, page 110

   1. Please revise this section of the prospectus to indicate the it constitutes the opinion of your tax counsel. For
additional guidance, please refer to section III.B.2 to Staff Legal Bulletin
                                                        No. 19.
       General

   2. We note your response to prior comment 2. Please provide us with the analysis supporting your statement that the
Company has met the requirements for use of Form S-3 as
                                                        reproduced in General
Instruction B.1. of Form S-4.
 Christopher Zosh
Cleveland BioLabs, Inc.
May 24, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any questions.



                                                           Sincerely,
FirstName LastNameChristopher Zosh
                                                           Division of
Corporation Finance
Comapany NameCleveland BioLabs, Inc.
                                                           Office of Life
Sciences
May 24, 2021 Page 2
cc:       David S. Wolpa, Esq.
FirstName LastName